Exhibit 99.9
Infosys Technologies Limited

Regd. Office : Electronics City, Hosur Road, Bangalore - 560 100, India.

Audited financial results for the quarter and half-year ended September 30, 2004

(in Rs. crore, except per share data)

	Quarter ended		Half-year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
Income from software services and products
Overseas	1,659.27	1,115.98	3,106.69	2,174.63	4,694.69
Domestic	30.29	18.77	54.26	42.10	66.20
Total	1,689.56	1,134.75	3,160.95	2,216.73	4,760.89
Software development expenses	909.96	587.16	1,701.87	1,159.94	2,495.31
Gross profit	779.60	547.59	1,459.08	1,056.79	2,265.58
Selling and marketing expenses	103.08	80.44	190.47	160.16	335.08
General and administration expenses	116.78	88.72	218.02	169.90	346.85
Operating profit before interest, depreciation and amortization	559.74	378.43	1,050.59	726.73	1,583.65
Interest	—	—	—	—	—
Depreciation and amortization	56.55	62.33	105.93	106.59	230.90
Operating profit after interest, depreciation and amortization	503.19	316.10	944.66	620.14	1,352.75
Other income	30.23	44.28	48.22	76.73	127.39
Provision for investments	0.07	0.22	0.06	6.59	9.67
Profit before tax	533.35	360.16	992.82	690.28	1,470.47
Provision for taxation	78.50	60.00	143.50	112.00	227.00
Profit after tax	454.85	300.16	849.32	578.28	1,243.47
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (see note 10)	133.93	33.13	133.93	33.13	33.32
Reserves & surplus	3,937.53	3,302.48	3,937.53	3,302.48	3,220.11
Earnings per share (par value Rs. 5/- each) *
Basic *	16.99	11.33	31.76	21.82	46.84
Diluted *	16.61	11.23	31.14	21.69	46.26
Dividend per share (par value Rs. 5/- each) *
Interim dividend *	5.00	3.63	5.00	3.63	3.63
Final dividend *	—	—	—	—	3.75
One-time special dividend *	—	—	—	—	25.00
Total dividend *	5.00	3.63	5.00	3.63	32.38
Total dividend percentage (%) *	100	73	100	73	648
Aggregate of non-promoters’ shareholding (unaudited)
Number of shares *	20,89,88,934	19,42,50,008	20,89,88,934	19,42,50,008	19,58,84,244
Percentage of shareholding	78.02	73.28	78.02	73.28	73.50

* Adjusted for the issue of bonus shares in the ratio of 3:1 allotted on July 3, 2004, as per Accounting Standard 20 (AS 20) on Earnings Per Share.

Segment reporting	(in Rs. crore)

	Quarter ended		Half-year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
Revenue by industry segment
Financial services	584.38	436.26	1,073.97	837.23	1,722.08
Manufacturing	257.63	172.89	485.28	343.43	716.47
Telecom	303.95	171.61	560.33	327.75	774.83
Retail	166.85	134.34	338.76	261.72	563.16
Others	376.75	219.65	702.61	446.60	984.35
Total	1,689.56	1,134.75	3,160.95	2,216.73	4,760.89
Less : Inter-segment revenue	—	—	—	—	—
Net revenue from operations	1,689.56	1,134.75	3,160.95	2,216.73	4,760.89
Segment profit before tax, interest, depreciation and amortization:
Financial services	196.35	143.41	365.14	263.22	559.66
Manufacturing	88.51	52.66	158.95	106.66	225.38
Telecom	87.99	62.76	151.92	111.88	263.38
Retail	59.46	47.98	131.12	97.15	211.29
Others	127.43	71.62	243.46	147.82	323.94
Total	559.74	378.43	1,050.59	726.73	1,583.65
Less : Interest	—	—	—	—	—
Less : Other un-allocable expenditure
(excluding un-allocable income)	56.55	62.33	105.93	106.59	230.90
Operating profit before tax	503.19	316.10	944.66	620.14	1,352.75

Notes on segment information

Principal segments

The company’s operations predominantly relate to providing technology, consulting and business process management services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industry verticals comprise the primary basis of the segmental information set out above.

Segmental capital employed

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

Note:

1.	The above audited quarterly and half-yearly results have been taken on record by the Board of Directors at its meeting held on October 12, 2004. There are no qualifications in the auditors’ reports issued for these periods.

2.	An interim dividend of Rs. 5.00 per share (100% on an equity share of Rs. 5/-) has been declared at the above board meeting. The record date for the payment of dividend will be October 19, 2004. The interim dividend in the previous year was Rs. 3.63 per share (73% on an equity share of par value of Rs. 5/-) as adjusted for bonus issue of three equity shares for each equity share.

3.	Other information:

(in Rs. crore)

	Quarter ended		Half-year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
Staff costs	779.55	567.25	1,470.82	1,104.25	2,365.86
Items exceeding 10% of aggregate expenditure	—	—	—	—	—
Details of other income:
Interest on deposits	13.47	19.90	33.10	42.65	82.88
Dividends	8.30	3.53	16.94	3.53	17.40
Miscellaneous income	2.28	1.97	4.26	3.81	7.68
Exchange differences	6.18	18.88	(6.08)	26.74	19.43
Total	30.23	44.28	48.22	76.73	127.39

4.	Information on investor complaints pursuant to clause 41 of the listing agreement for the quarter ended September 30, 2004

	Opening balance	Additions	Disposals	Closing balance
Nature of complaints received
Dividend / Bonus shares related	0	53	53	0

5.	On April 8, 2004, the Board approved the formation of a new wholly-owned subsidiary, Infosys Consulting, Inc., (Infosys Consulting) incorporated in Texas, USA, to enhance the consulting capabilities of Infosys’ Global Delivery Model. The Board approved an investment of up to US$ 20 million in Infosys Consulting. As of September 30, 2004, the company had invested US$ 5 million (Rs. 21.97 crore) in the subsidiary.

6.	During the half-year ended September 30, 2004, the company invested US$ 4 million (Rs. 18.46 crore) in its wholly-owned subsidiary, Infosys Technologies (Shanghai) Co. Limited, China. As of September 30, 2004, the company had invested US$ 5 million (Rs. 23.01 crore) in the subsidiary. Infosys Technologies (Shanghai) Co. Limited has appointed Mr. James Lin as the Chief Executive Officer.

7.	Pursuant to the revision of Accounting Standard 11 (AS 11) on Accounting for the Effects of Changes in Foreign Exchange Rates, the company revised its accounting policy relating to forward exchange contracts as of April 1, 2004. Accordingly, the company has marked-to-market its forward exchange contracts as of September 30, 2004 and the profits for the quarter and half-year ended September 30, 2004 are higher by Rs. 10.75 crore and lower by Rs. 21.61 crore respectively.

8.	The company is informed by the statutory auditors that the name of their firm has been changed from M/s Bharat S. Raut & Co. to M/s BSR & Co.

9.	The final dividend of Rs. 3.75/- per share for the financial year ended March 31, 2004 and the special one-time dividend of Rs. 25/- per share, as adjusted for bonus issue of three equity shares for each equity share, was approved by the shareholders in the Annual General Meeting held on June 12, 2004 and the same was paid on June 14, 2004.

10.	Shareholders approved a bonus issue of three equity shares for each equity share in India and a stock dividend of two ADSs for each ADS in USA at its Annual General Meeting held on June 12, 2004. The bonus shares were allotted on July 3, 2004. Pursuant to the stock dividend, the ratio of ADSs to equity shares changed to one equity share for each ADS.

11.	In the Annual General Meeting held on June 12, 2004, the shareholders approved the delisting of company shares from the Bangalore Stock Exchange. The shares were delisted on June 22, 2004.

12.	During the half-year ended September 30, 2004 and 2003 and the year ended March 31, 2004 the company issued 12,96,446; 1,03,576 and 15,91,912 equity shares respectively, pursuant to the exercise of stock options by certain employees under the 1998 and 1999 stock option plans.

Audited consolidated financial results of Infosys Technologies Limited and its subsidiaries

(in Rs. crore, except per share data)

	Quarter ended		Half-year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
Income from software services, products and business process management
Overseas	1,719.26	1,133.06	3,212.71	2,204.43	4,786.72
Domestic	30.07	18.74	54.00	42.07	66.23
Total	1,749.33	1,151.80	3,266.71	2,246.50	4,852.95
Software development and business process management expenses	926.66	595.28	1,731.88	1,174.87	2,538.67
Gross profit	822.67	556.52	1,534.83	1,071.63	2,314.28
Selling and marketing expenses	122.27	82.69	227.47	164.34	350.90
General and administration expenses	139.37	92.37	257.04	175.35	369.19
Operating profit before interest, depreciation and amortization	561.03	381.46	1,050.32	731.94	1,594.19
Interest	—	—	—	—	—
Depreciation and amortization	60.63	63.42	113.20	108.56	236.73
Operating profit after interest, depreciation and amortization	500.40	318.04	937.12	623.38	1,357.46
Other income	29.60	43.16	45.31	75.10	123.38
Provision for investments	0.07	0.22	0.06	6.59	9.67
Profit before tax	529.93	360.98	982.37	691.89	1,471.17
Provision for taxation	82.56	60.00	146.67	112.00	227.54
Profit after tax	447.37	300.98	835.70	579.89	1,243.63
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (see note 10)	133.94	33.13	133.94	33.13	33.32
Reserves & surplus	3,921.45	3,300.93	3,921.45	3,300.93	3,216.26
Preference shares issued by subsidiary	93.51	49.00	93.51	49.00	93.56
Earnings per share (par value Rs. 5/- each) *
Basic *	16.71	11.36	31.25	21.88	46.85
Diluted *	16.34	11.26	30.64	21.75	46.27
Dividend per share (par value Rs. 5/- each) *
Interim dividend *	5.00	3.63	5.00	3.63	3.63
Final dividend *	—	—	—	—	3.75
One-time special dividend *	—	—	—	—	25.00
Total dividend *	5.00	3.63	5.00	3.63	32.38
Total dividend percentage (%) *	100	73	100	73	648
Aggregate of non-promoters’ shareholding (unaudited)
Number of shares *	20,89,88,934	19,42,50,008	20,89,88,934	19,42,50,008	19,58,84,244
Percentage of shareholding	78.02	73.28	78.02	73.28	73.50

*	Adjusted for the issue of bonus shares in the ratio of 3:1 allotted on July 3, 2004, as per Accounting Standard 20 (AS 20) on Earnings Per Share.

Note:

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared by applying uniform accounting policies.

By order of the Board
for Infosys Technologies Limited

Bangalore, India	S. Gopalakrishnan	Nandan M. Nilekani
October 12, 2004	Chief Operating Officer	Chief Executive Officer,
	and Deputy Managing Director	President and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the three months and half-year ended September 30, 2004, prepared as per US GAAP. A summary of the financial statements is as follows:

(in US $ million, except per ADS data)

	Three months ended		Half-year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
Revenues	379	251	713	484	1,063
Cost of revenues	214	142	401	275	602
Gross profit	165	109	312	209	461
Net income	97	65	180	123	270
Earnings per American Depositary Share *
Basic *	0.36	0.25	0.68	0.47	1.03
Diluted *	0.35	0.24	0.66	0.46	1.01
Total assets	1,108	854	1,108	854	1,132
Cash and cash equivalents	335	376	335	376	445
Liquid mutual funds	210	98	210	98	218

*	Adjusted for a two for one stock dividend to ADS holders. Currently, each ADS represents one equity share.

The reconciliation of net income as per Indian GAAP (audited) and US GAAP (unaudited) is as follows:	(in US $ million)

	Three months ended		Half-year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
Consolidated net profit as per Indian GAAP	97	66	183	125	272
Amortization of deferred stock compensation expense	—	(1)	—	(2)	(3)
Deferred taxes	—	—	2	—	(1)
Gain on forward foreign exchange contracts	—	1	(4)	1	4
Amortization of Intangible assets	—	—	(1)	—	—
Others	—	(1)	—	(1)	(2)
Consolidated net income as per US GAAP	97	65	180	123	270

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of its investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2004 and the quarter ended June 30, 2004. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.